Exhibit 99.3

TOTAL
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Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
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Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Vietnam: Second oil discovery on offshore Block 15-1/05
Paris, September 30, 2010 — Total announces that its subsidiary, Total E&P Vietnam, and its partners on Block 15-1/05, have discovered oil in the Lac Da Vang prospect, located in the southern part of the block in the Vietnamese offshore.
The Lac Da Vang exploration well is located approximately 125 kilometres to the East of the city of Vung Tau, about 65 kilometres off the coast, and was drilled in a water depth of 48 metres. The well produced up to 3,500 barrels per day of 43 API° oil during tests.
On this Block, which was attributed in 2007, this is the second exploration well drilled and the second discovery made in less than a year. Lac Da Vang is located 15 kilometres East-North East of Lac Da Nau, the first discovery announced in November 2009.
Phu Quy Petroleum Company, a subsidiary of Petrovietnam Exploration and Production Corporation, is the operator with a 40% stake. The other partners on Block 15-1/05 are Total E&P Vietnam (35%) and SK Energy (25%).
Total Exploration & Production in Vietnam
In addition to its 35% participation in Block 15-1/05, Total signed in March 2009 a production sharing contract with PetroVietnam Exploration and Production Corporation for Blocks DBSCL-02 and DBSCL-03. Located in the Mekong delta region, these onshore blocks are held by Total (75%, operator) and PetroVietnam Exploration and Production Corporation (25%).
Total Exploration & Production in Asia — Pacific
Total’s share of production in the Asia-Pacific region averaged 250,000 barrels of oil equivalent per day in 2009, accounting for 11% of the Group’s total output and more than 50% of its liquefied natural gas (LNG) output. Its biggest presence is in Indonesia, where Total has operated the Mahakam Block since 1970 and is one of the country’s leading producers of natural gas. The Group also produces gas in Thailand, Myanmar and the Sultanate of Brunei.
Total diversified its assets with the acquisition of interests in a number of exploration contracts in Australia, Cambodia, Malaysia and Vietnam. In Australia, it has a 24% interest in Ichthys LNG project, in partnership with INPEX and it recently acquired a 20% interest in the GLNG project in partnership with Santos and Petronas. In China Total has signed a production sharing contract with China National Petroleum Corporation to study the natural gas resources of the South Sulige Block.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com